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03013357

C 3-5

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 53104

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quarterdeck Investment Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1800
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

XXX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 03 2003 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quarterdeck Investment Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of California
County of Los Angeles
Subscribed and sworn to
me this 24th day of
February, 2003.

Notary Public

Signature

Chief Financial Officer

Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
Quarterdeck Investment Partners, LLC:

We have audited the accompanying statement of financial condition of Quarterdeck Investment Partners, LLC (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quarterdeck Investment Partners, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2003

QUARTERDECK INVESTMENT PARTNERS, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,160,671
Accounts receivable, net of allowance for doubtful accounts of $292,869		2,170,282
Receivable from Jefferies Group, Inc.		7,579,354
Goodwill		16,990,345
Other assets		104,421
Total assets	$	28,005,073

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	441,821
Total liabilities		441,821
Commitments		
Member's equity		27,563,252
Total liabilities and member's equity	$	28,005,073

See accompanying notes to statement of financial condition.

QUARTERDECK INVESTMENT PARTNERS, LLC

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Line of Business

Quarterdeck Investment Partners, LLC ("Quarterdeck" or the "Company"), a limited liability company, is incorporated in the state of Delaware and commenced operations on March 22, 2001. Quarterdeck is a wholly owned subsidiary of Jefferies Group, Inc. ("Jefferies"). Quarterdeck provides merger and acquisition, advisory, and investment banking services to clients exclusively within the aerospace, defense, information technology, space, and technical services marketplaces from its offices in Los Angeles and Washington, D.C.

Quarterdeck is a non-clearing, registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and does not carry any customers' accounts on its books. Accordingly, Quarterdeck is exempt from reserve requirements under provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

(c) Property and Equipment

Furniture and fixtures, office equipment, and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of five to ten years.

(d) Goodwill

The acquisition of Quarterdeck by Jefferies was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 141 and SFAS No. 142. Goodwill resulting from the acquisition was pushed down to the Company. In accordance with SFAS No. 142, goodwill is not amortized and is assessed for impairment at least annually. There was no goodwill impairment as of December 31, 2002.

(e) Retention Incentive Bonus

The Company accrues the retention incentive bonus, and accumulated interest, over the life of the grant for individuals who remain employed by the Company. Amounts accrued for terminated employees are credited to future benefits.

(f) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's statement of financial condition. For tax purposes, income or losses are included in the tax return of the member.

(g) ***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) ***Concentrations of Credit Risk***

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company places most of its cash and cash equivalents with one bank located in Los Angeles, California. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. The majority of the Company's accounts receivable are from companies with which the Company entered into contractual agreements during the period from March 22, 2001 (inception) to December 31, 2002. These companies are located in the United States of America.

(3) Property and Equipment

Property and equipment, which is included in other assets, consisted of the following at December 31, 2002:

Furniture and fixtures	$	9,642
Office equipment		563
Leasehold improvements		47,312
		57,517
Less accumulated depreciation and amortization		7,000
Total	$	50,517

(4) Line of Credit

The Company maintains a line of credit with a financial institution with a maximum borrowing facility of $400,000. The line of credit is secured by substantially all of the Company's assets. The line of credit expires March 30, 2003, but provides for an annual renewal. Interest is charged at the bank's prime rate. As of December 31, 2002, the line of credit was unused.

(5) Commitments

Leases

The Company leases office facilities under noncancelable operating leases, which expire through February 2011. The Company is required to pay taxes, insurance, and maintenance. In addition, the Company subleases part of its Washington, D.C. office facility to a nonrelated third party under a noncancelable operating lease, which expires in February 2006.

Future minimum lease payments under these noncancelable operating leases, net of future minimum sublease receipts, as of December 31, 2002 were as follows:

	Lease payments	Sublease receipts	Total
Year ending December 31:			
2003	$ 494,227	98,658	395,569
2004	538,657	101,120	437,537
2005	553,315	103,652	449,663
2006	585,074	17,346	567,728
2007	604,048	—	604,048
Thereafter	1,344,285	—	1,344,285
Total	$ 4,119,606	320,776	3,798,830

(6) Related Party Transactions

During the period from March 22, 2001 (inception) to December 31, 2002, the Company entered a Referral and Fee Sharing Agreement (the "Sharing Agreement") with Jefferies. According to the Sharing Agreement, the Company agrees that Jefferies will be the exclusive recipient of a certain type of referrals of the Company, and in return, Jefferies will pay the Company a fee between 10% to 25% of such referred engagement fees. As of December 31, 2002, four deals referred by the Company were completed, and the Company received fees from Jefferies.

(7) Employee Benefits

The Company has a SEP-IRA Retirement Plan to provide all of its eligible employees with a monthly pension benefit upon retirement. All full-time employees who work at least 1,000 hours in any given year and have been with the Company for three of the preceding five years are eligible to participate in such plan. Contributions to the plan are based solely on the discretion of the Company.

(Continued)

The Company has entered into retention incentive bonus ("RIB") agreements with certain employees. The RIB granted to the employee bears simple interest compounded annually. RIBs granted through December 31, 2000 bear interest at 10%. All subsequent RIB grants bear interest at 5%. The agreements specify that a RIB granted to an employee is not earned, does not vest, and will not be paid unless and until such employee has completed three years of full-time active employment following the year in which the RIB was granted. The agreements further specify that if the employee's employment with the Company terminates for any reason, including voluntary or involuntary termination, before the three-year requirement is met, the RIB will not be earned, it is not vested, and it will not be paid, except if the employee's employment is terminated by death, total and permanent disability, or retirement at age 65 or older. Payment is further contingent upon the approval of the Company's board of directors at the end of the three-year period. The RIBs specify the amount of the possible bonus.

In addition to RIBs issued by the Company during the period from March 22, 2001 (inception) to December 31, 2002, the Company also assumed similar RIB agreements from Quarterdeck Investment Partners, Inc., a former member. The Company accrues contingent RIB liabilities one-third each year during the three-year period. The total possible payout on all RIB grants as of December 31, 2002 is $1,231,625. Included in accounts payable and accrued liabilities is $255,101 accrued for RIB liabilities.

(8) Acquisition

Jefferies acquired Quarterdeck in December 2002. In addition to Jefferies' investment of $3.8 million made in 2001 for 13% of Quarterdeck, the Company paid a combination of stock and cash totaling approximately $24.2 million for the remaining 87% of Quarterdeck. The acquisition was accounted for as a purchase and resulted in approximately $17.0 million in goodwill. There is also a five-year contingency for additional consideration based on revenues.

Immediately prior to the purchase, Quarterdeck distributed its wholly owned subsidiary, Quarterdeck Investment Partners Limited ("LTD"), located in the United Kingdom, to its existing members.

(9) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, must not exceed 15 to 1. At December 31, 2002, the Company had net capital of $973,951, which was $961,503 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1 at December 31, 2002.